[redacted]

11023324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/01/2010 (MM/DD/YY) AND ENDING 7/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hugo Marx & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 South 29th Street
(No. and Street)

Birmingham	Alabama	35233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sellers, Richardson, Holman & West, LLP
(Name – *if individual, state last, first, middle name*)

216 Summit Blvd., Suite 300	Birmingham	Alabama	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 28 2011
09 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, V. Hugo Marx, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hugo Marx & Company, Inc., as of July 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: July 8, 2014
BONDED THRU NOTARY PUBLIC UNDERWRITERS

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUGO MARX & CO., INC.

Table of Contents

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP
CERTIFIED PUBLIC ACCOUNTANTS
ADVISORY | AUDIT | TAX
216 Summit Boulevard | Suite 300 | Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Hugo Marx & Co., Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of Hugo Marx & Co., Inc. (Company), as of July 31, 2011 and the related statement of operations, stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of July 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sellers Richardson Holman & West, LLP

September 22, 2011

HUGO MARX & CO., INC.

Statement of Financial Condition
July 31, 2011

Assets

Cash	$ 350,424
Property and equipment, net	4,883
Deferred tax asset	56,783
Deposits	795
Total assets	$ 412,885

Liabilities and Stockholder's Equity

Liabilities	
Other accrued expenses	$ 32
Stockholder's Equity	
Common stock, $1,000 par value;	
100 shares authorized and issued, 51 shares outstanding	100,000
Additional paid-in capital	549,540
Retained earnings	154,330
	803,870
Less treasury stock, 49 shares of common stock, at cost	(391,017)
	412,853
Total liabilities and stockholder's equity	$ 412,885

See notes to financial statements.

HUGO MARX & CO., INC.

Statement of Operations
Year Ended July 31, 2011

Revenues		
Gain on firm securities trading and investment accounts	$	300
Interest income		582
Rental income		18,556
		19,438
Expenses		
Employee compensation and benefits		17,582
Clearance and exchange fees		80
Office expenses		21,652
Occupancy and equipment costs		13,030
Regulatory fees and other expenses		20,752
		73,096
Net loss before provision for income taxes		(53,658)
Provision for income taxes		(34,217)
Net loss	$	(87,875)

See notes to financial statements.

HUGO MARX & CO., INC.

Statement of Stockholder's Equity
Year Ended July 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance at July 31, 2010	$ 100,000	$ 299,540	$ 282,071	$ (391,017)	$ 290,594
Capital contribution	-	250,000	-	-	250,000
Distribution	-	-	(39,866)	-	(39,866)
Net loss	-	-	(87,875)	-	(87,875)
Balance at July 31, 2011	$ 100,000	$ 549,540	$ 154,330	$ (391,017)	$ 412,853

See notes to financial statements.

HUGO MARX & CO., INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended July 31, 2011

Year ended July 31, 2011	
Balance at August 1, 2010	$ -
Activity	-
Balance at July 31, 2011	$ -

See notes to financial statements.

HUGO MARX & CO., INC.

Statement of Cash Flows
Year Ended July 31, 2011

Cash Flows from Operating Activities	
Net loss	$ (87,875)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,472
Deferred income taxes	34,217
Changes in assets and liabilities:	
Securities owned, readily marketable	1,067
Other accrued expenses	(87)
Net cash used in operating activities	(51,206)
Cash Flows from Financing Activities	
Capital contribution	250,000
Net increase in cash	198,794
Cash	
Beginning of year	151,630
End of year	$ 350,424
Supplemental Disclosure of Noncash Investing Activity	
Distribution of property to related party	$ 39,866

See notes to financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Hugo Marx & Co., Inc. (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member the Financial Industry Regulatory Authority. The Company is an Alabama corporation and is located in Birmingham, Alabama. The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities.

The Company's broker dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Revenue Recognition

Security transactions and related gains, losses, and expenses are recorded on a settlement date basis by the Company. To conform to GAAP, the audited financial statements are adjusted to trade date accounting where appropriate. Rental income and interest income is recognized when earned.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of July 31, 2011, there were no cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations. Depreciation for furniture, fixtures, and equipment is provided over the estimated useful lives ranging from five to eight years and computed using the straight-line method.

Property and equipment, net of accumulated depreciation, consist of the following as of July 31, 2011:

Furniture, fixtures and equipment	$	37,175
Accumulated depreciation		(32,292)
	$	4,883

Depreciation expense amounted to $1,472 for the year ended July 31, 2011, and is included in occupancy and equipment costs in the accompanying statement of operations.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest, and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of July 31, 2011. The Company is not subject to examination by federal tax authorities for years prior to fiscal year 2008. The Company is subject to potential examination by other state tax authorities for all tax years since inception.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through September 22, 2011, which represents the date the financial statements were available for issuance.

Note 2. Uninsured Cash Balances and Concentration of Credit Risk

The Company maintains its cash balances at a high credit quality financial institution. At various times throughout the year ended July 31, 2011, the Company had cash on deposit with the financial institution in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

The Company is engaged in various trading, brokerage and underwriting activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 3. Related Party Transactions

For the first three months of the fiscal year, the Company leased office space to several businesses affiliated with the Company's stockholder. The lease arrangements were on a month-to-month basis and amounted to $3,000 per month. The Company received $10,556 under these arrangements during the year ended July 31, 2011.

In November 2010, the Company's stockholder contributed capital in the amount of $250,000 for the year ended July 31, 2011. Subsequently, the Company transferred the land and building where the office is located with a net book value of $39,866 to a related party through common ownership. These were considered separate transactions due to involvement of related parties. Additionally, no gain or loss has been recognized as a result of these transactions. The Company now leases office space under a noncancelable operating lease from the related party through common ownership. Aggregate minimum future lease commitments are as follows:

Year ending July 31,	
2012	$ 20,400
2013	20,400
2014	20,400
2015	20,400
2016	5,667
	$ 87,267

Rent expense for the year ended July 31, 2011, is $14,733 and is included in office expenses in the accompanying statement of operations.

The Company continues to sublease office space to a business affiliated with the Company's stockholder. The lease arrangements are on a month-to-month basis and amount to $1,000 per month. The Company received $8,000 under this arrangement during the year ended July 31, 2011.

Note 4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At July 31, 2011, the Company had net capital of $347,682, which was $247,682 in excess of the minimum of net capital required.

Note 5. Income Taxes

The Company uses the cash basis method of accounting for income tax purposes and the accrual basis method of accounting for financial reporting purposes.

The provision for income taxes is as follows for the year ended July 31, 2011:

Deferred:	
Federal	$ (23,858)
State	(10,359)
	$ (34,217)

Deferred tax assets and liabilities consist of the following components as of July 31, 2011:

Deferred tax assets	
Net operating loss carryforwards	$ 125,001
Valuation allowance	(67,472)
	57,529
Deferred tax liabilities	
Property and equipment	(746)
Net deferred tax asset	$ 56,783

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to net loss, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, and non-deductible expenses.

At July 31, 2011, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $491,496 and $788,867, respectively, which expire in varying amounts from 2024 to 2030 and 2014 to 2025, respectively.

Note 6. Annual Audit Report

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

HUGO MARX & CO., INC.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
As of July 31, 2011

Computation of net capital		
Total stockholder's equity qualified for net capital	$	412,853
Deduct non-allowable assets:		
Cash on hand		2,710
Property and equipment, net		4,883
Deferred tax asset		56,783
Deposits		795
Net capital before haircuts on securities positions		347,682
Haircuts on securities		
Bankers' acceptance, CD's and commercial paper		-
Net capital	$	347,682
Computation of basic net capital requirement		
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$	2
Minimum dollar net capital requirement		100,000
Net capital requirement		100,000
Excess net capital		247,682
Excess net capital at 1,000 percent (net capital less greater of 10 percent of aggregate indebtedness or 120 percent of minimum net capital)	$	227,682
Computation of aggregate indebtedness		
Total aggregate indebtedness from statement of financial condition	$	32
Percentage of aggregate indebtedness to net capital		0.01%

HUGO MARX & CO., INC.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2011

Reconciliation with the Company's computation		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	347,682
Audit adjustments:		-
Net capital per calculation above	$	347,682

HUGO MARX & CO., INC.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 of the Securities and Exchange Commission

July 31, 2011

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3

Hugo Marx & Co., Inc. (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(i) inasmuch as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the Company, as broker or dealer, and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of Hugo Marx & Co., Inc."

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

CERTIFIED PUBLIC ACCOUNTANTS
ADVISORY | AUDIT | TAX

216 Summit Boulevard | Suite 300 | Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Hugo Marx & Co., Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of Hugo Marx & Co., Inc. (Company), as of and for the year ended July 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Sellers Richardson Holman & West, LLP

September 22, 2011

SRHW

SELLERS RICHARDSON HOLMAN & WEST LLP

216 Summit Boulevard | Suite 300
Birmingham, AL 35243
205-278-0001 Main | 205-278-0003 Fax
www.srhwcpa.com